VIA EDGAR

July 26, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director

Re:	Integrated Media Technology Limited Filing on Form 8-A 12B Filed on July 21, 2017 File No. 001-38018 REQUEST FOR WITHDRAW

Dear Sir,

On July 21, 2017, Integrated Media Technology Limited (the "Company"), filed a Form 8-A 12B with file number 001-38018 and accession number 0001668438-17-000016. The Company advises that this Form 8-A 12B was filed in error and hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Form 8-A 12B.

Integrated Media Technology Limited

/S/ Con Unerkov

____________________________

By: Con Unerkov

Title: Director

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 1 of 1
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948